SUTRON CORPORATION
21300 RIDGETOP CIRCLE
STERLING, VIRGINIA 20166
(703) 406-2800 -- FAX: (703) 406-2801
www.sutron.com



May 21, 2008


Lynn Dicker
Reviewing Accountant
Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549

Re: SEC Letter dated April 28, 2008 in regards to Sutron Corporation, Form 10-KSB for Year Ended December 31, 2007
     File No. 000-12227

Dear Ms. Dicker:

     We appreciate your review of our Form 10-KSB for the Year Ended December 31, 2007. Our detailed explanations to your comments are provided below. We also acknowledge the following:

o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Financial Statements, page 20
-------------------------------------
Consolidated Statements of Cash Flows, page 25
----------------------------------------------

1. We note that the effect of exchange rates on cash of $55,252, $11,496, and $5,820 for 2007, 2006, and 2005, respectively, are the same as the foreign currency translations on your consolidated statements of stockholders' equity. Please tell us whether you prepared the statement of cash flows using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary in future filings.

     RESPONSE - THE STATEMENT OF CASH FLOWS WAS PREPARED IN ACCORDANCE WITH PARAGRAPH 25 OF SFAS 95 AND WILL CONTINUE TO BE PREPARED IN ACCORDANCE WITH THE STATEMENT IN FUTURE FILINGS.

Notes to Consolidated Financial Statements, page 26
---------------------------------------------------
Note 13. Stock Option Plans, page 33
------------------------------------

2. We note from your disclosures that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options. Please revise future filings to explain how you

                                     Page 1
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     determined the assumptions utilized in these models including volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123 (R) and SAB Topic 14.

     RESPONSE - FUTURE FILINGS WILL INCLUDE AN EXPLANATION OF HOW THE ASSUMPTIONS (INCLUDING VOLATILITY, RISK FREE INTEREST RATE, EXPECTED LIFE, ETC.) UTILIZED IN THE BLACK-SCHOLES OPTION PRICING MODEL WERE DETERMINED.

Note 14. Earnings Per Share, page 35
------------------------------------

3. Please revise future filings to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to paragraph 40(c) of SFAS 128.

     RESPONSE - FUTURE FILINGS WILL DISCLOSE THE NUMBER OF SHARES THAT COULD POTENTIALLY DILUTE BASIC EARNINGS PER SHARE IN THE FUTURE THAT WERE NOT INCLUDED IN THE COMPUTATION OF DILUTED EARNINGS PER SHARE BECAUSE TO DO SO WOULD HAVE BEEN ANTI-DILUTIVE FOR THE REPORTING PERIODS PRESENTED.

Note 16. Segments, page 35
--------------------------

4. Please revise future filings to include all of the disclosures required by paragraphs 32 and 36-38 of SFAS 131 such as the total of your reportable segments' assets to the your consolidated assets.

     RESPONSE - FUTURE FILINGS WILL INCLUDE ALL APPLICABLE DISCLOSURES REQUIRED BY PARAGRAPHS 32 AND 36-38 OF SFAS 131.

Note 17. Export Sales, page 36
------------------------------

5. Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

                                     Page 2


         RESPONSE - FUTURE FILINGS WILL DISCLOSE THE BASIS FOR ATTRIBUTING REVENUES FROM EXTERNAL CUSTOMERS TO INDIVIDUAL COUNTRIES CONSISTENT WITH SFAS 131.

         We understand that you may have additional comments after reviewing our responses to your comments. Please contact me if you have any additional comments at (703) 406-2800 or email shooper@sutron.com.


Sincerely,

/s/ Sidney C. Hooper

Sidney C. Hooper
Chief Financial Officer